LAMAUR


November 14, 1997

                                CHAIRMAN'S REPORT
                                     ON THE
                            STATUS OF THE TURNAROUND


     Our Initial Public Offering, in May of last year, was structured to help finance the turnaround of a $100 million hair care products division formerly owned by DowBrands. At that time we could not forecast with any accuracy just how the market would respond to new management's initiatives and the time and capital needed to return the division to profitability. This report discusses our accomplishments to date and the status of the turn around.

     It has been 24 months since our acquisition of the DowBrands Personal Care Division and the beginning of our challenge to turn around the Company's nine year history of operating losses. During 1996, our first year of ownership, we implemented new short term sales and marketing initiatives designed to stem the declines in revenues from our PERMA SOFT(R) and SALON STYLE(R) brands. With cost cutting measures and a reduction of operating cost and overhead expense combined with interest income from invested funds from our Initial Public Offering in May of 1996, the Company was able to achieve marginally profitable results for 1996.

     As the incidence of perming hair continued its decline and the number of new competitive product offerings in the category continue to rise, even a return to television and print advertising did not slow the decline in PERMA SOFT revenues. SALON STYLE which had a successful launch in 1994 experienced a reduction in market position and revenues when Dow stopped advertising in 1995. Following our acquisition in November and a return to advertising in 1996, the SALON STYLE brand continued to experience revenue declines. The Company's STYLE(R) brand, in what we call the "price value" segment, held steady during 1996 and began to lose some market share in 1997. The performance of these retail brands in 1996 indicated the importance of understanding the market changes occurring in the hair care products business.

     Product velocity, or speed at which products are sold to consumers, margins for retailers and market share are criteria for determining shelf position in retail stores. Large firms with substantial advertising and promotion budgets dominate retail distribution. As consolidations continue, competition has become more intense. Retailers experience pressure on margins from suppliers of major brands which, as a result of large advertising budgets, have strong consumer demand. Low priced hair care products, which are important to consumers, take a lot of shelf space yet have very little profit. Add over 100 new product offerings each year from suppliers of all sizes and we see a very competitive landscape. We recognize that even with our strong management team and dedicated workforce, the turn around of Lamaur could take longer and require more investment than anticipated. We are exploring all options in connection with formulating an appropriate response to these conditions for the good of the Company.

     To win in this environment it is essential to meet the market on its terms. The consolidation of retailers caused Lamaur to place special attention on the 25% of the distribution within the industry which represented 75% of our retail volume. Their needs are clearly to have new brand offerings which will result in higher cash register rings and to move away from promoting lower priced products. In response, Lamaur completed the development of and launched the WILLOW LAKE(TM) brand of hair care products beginning in 1997. Positioned as "Nature's Prescription for Beautiful Hair(TM)", WILLOW LAKE(TM) is now Lamaur's leading brand with revenues and margins which have offset the declines being experienced by PERMA SOFT(R) and SALON STYLE(R). In addition, after completing market research and the development of new formulations, Lamaur recently introduced COLOR SOFT(TM) and STYLE NATURAL REFLECTIONS(TM) brands, each carefully positioned to meet consumer needs and providing higher cash register rings for retailers. WILLOW LAKE(TM) and COLOR SOFT(TM) brands include a full line of shampoos, conditioners, and styling products. We are encouraged with the results of the Company's investment in development, sales and marketing of Lamaur's new products, including television advertising and sending product samples to ten million households. As a result of these efforts, the Company's retail revenues are up and gross margins have continued to improve. We believe that the Retail Group, which represented the most serious challenge to the turnaround of our business, is now on a good path.

     Our Salon Group is expected to experience modest growth in 1997. We believe that the PATIVA(R) brand continues to represent an important growth opportunity. PATIVA(R) is our line of salon products developed to compete with the major firms that supply their products to salons on an exclusive basis. Growth in this segment is a "slow build" process because of the need for providing education and training to stylists. During 1997, contributions from the Salon Group's semi-exclusive and open products business supported the expansion of PATIVA(R) from 16 distributors to 24. In addition to improving PATIVA(R) formulations, Lamaur developed and introduced APPLE PECTIN(R) NATURALS and new NUCLEIC A(R) BOTANICALS salon products. Salon products generally have margins that are higher than average retail margins. As we continue to strengthen distribution, our Salon Group is expected to increase its contribution to the Company's operating results.

     In 1996, Lamaur manufactured household products for DowBrands and hair care products for others on a contract basis. Because contract manufacturing utilized excess capacity, in early 1997 management elected to formalize a "Custom Manufacturing Group" creating a new P&L center. A marketing director was added to begin a sales effort in order to increase contract volume and reduce our dependency on the DowBrands account which represented 14% of the Company's total revenues for the nine months ended September 30, 1997. In October of 1997 DowBrands was sold to S.C. Johnson which will manufacturer all household products beginning in 1998. Although the contract business is generally low margin, it does absorb overhead during periods of underutilized capacity. Lamaur will continue the marketing of its custom manufacturing capability.

     Another important segment of the turnaround activity includes the restructuring of the Research and Development team. Becoming market-driven and working very closely with the Retail and Salon Groups, the R&D staff developed, tested and delivered over to production the largest number of new products in the Company's 60 year history. New products that perform and meet or exceed consumer expectations gave the marketing and sales staff tools to be competitive. To develop new products without a material increase in personnel, the R&D management turned to suppliers for free technical support called "Growth Partnering"; we save money developing new products and suppliers sell Lamaur more of their raw materials.

     Growth Partnering began in Lamaur's manufacturing group to reduce production costs. Suppliers of bottles, cartons and other materials could reduce their prices in consideration for a larger share of our business. In our opinion, Lamaur's production facilities are among the best of their type in the world. The contribution to the turn around process of our operations team has been significant. Their goal is to continue to provide superior customer service at lower cost.

     Cutting over to a new Management Information System (MIS) during this very dynamic stage has been one of Lamaur's most difficult challenges. Although not directly related, the new MIS project did impact the turn around. In 1996 the new MIS selection process began by the Company's retaining Deloitte & Touche to help analyze our business and procedures and assist the Company in selecting the most appropriate hardware and software products. The transition to the new system has been extremely difficult as software and system problems seem to have developed in virtually every segment of the project. System problems combined with new product introductions and changes in product mix made developing financial reports and production processing time consuming and taxing on all levels of the Company. We believe going into 1998, most if not all of the MIS issues will have been resolved.

     Lamaur's advanced technology development is making progress working through TRI in Princeton, New Jersey, which operates as a "virtual laboratory" for Lamaur. The Company has successfully curled and colored hair under laboratory conditions using our proprietary Electronic Chemistry(R) technology. The Company has had its primary patent, related to bringing together electronics and chemistry for hair styling, issued. In 1997 a second patent has been applied for which can further strengthen our proprietary position. The advanced technology development program continues to be below budget, and we believe its low cost justifies its continuation even though actual products using our new technology to curl and color hair are several years away. Management has elected to develop a technology licensing program which will be implemented in 1998. Thereafter further development of the Company's advanced technology is expected to be self supporting and patent licenses fees could contribute to operating results.

     The remaining segment of our turnaround review is Lamaur's Corporate Development activity. Financing for operations has come from capital, cash flow and a working capital line with Norwest Bank. Because there could be no assurance that a turnaround could be completed within the financial resources available to the Company, Corporate Development continues to examine business combinations and financing alternatives, including joint ventures and private investments, that could provide options as the turnaround process continues to unfold. Corporate Development has conducted these activities with several large domestic and international concerns.

     Lower than expected revenues from older brands within the retail group contributed to operating losses in 1997 and, combined with investment spending on new products, operating losses are expected to continue through the balance of 1997 and perhaps into the first half of 1998. Although no assurance can be given, with the market position established for our new products we expect Lamaur to complete its turnaround in the second half of 1998.

     The Company's accomplishments during this turnaround phase have been significant. With limited financial resources, management completely restructured each operating group while rationalizing brands and driving the marketing process to focus on higher margin product offerings. Although investment spending to create and launch new brands has definitely contributed to operating losses, our choice was to invest in building what we hoped would be long term earnings growth or to concentrate on near term results. We chose the former, and, with the benefit of hindsight we believe this was the best strategy. Our inherited brands have continued to lose market share, and our new products will represent 50% of our retail revenue in 1998. We believe Lamaur is now positioned for a better future.

                                                     Sincerely,



                                                     Don G. Hoff


This report contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the period and the amount of investment needed for the turn around of Lamaur, positioning of the Company's brands, future results of the Company's investment in new products, the future direction of the Retail Group, contribution of the Salon Group to operating results, resolution of the MIS issues in 1998, timing of products using advanced technology, development of the Company's advanced technology as self-supporting and patent fees contributing to operating results, future operating losses in 1997 and the first half of 1998, and positioning of Lamaur for a better future.